Exhibit 99.(a)(1)(H)

EMAIL FROM THE COMPANY’S STOCK ADMINISTRATION DEPARTMENT TO ELIGIBLE OPTION HOLDERS:

To the Metabasis Therapeutics, Inc. Eligible Option Holders:

We are happy to formally announce the commencement of the Company’s offer to exchange outstanding options to purchase common stock (the “Offer”).  In connection with this announcement, the Company’s stock administration department would like to provide you with additional information relating to the Offer.

Participation in the Offer is completely voluntary. Eligible participants are being given the opportunity to exchange stock options with an exercise price equal to or greater than $1.50 per share for replacement options to purchase an equivalent number of shares of the Company’s common stock  (the “Replacement Options”).  The Replacement Options will have an exercise price equal to the greater of $1.00 or the closing sales price of the Company’s common stock, as listed on Nasdaq, on the date of grant.  We expect to grant the Replacement Options immediately following the expiration of the Offer.   Subject to your Continued Service, 25% of the shares underlying your Replacement Options will vest six months after the date the Replacement Options are granted and the remaining 75% of the shares will vest in equal monthly installments beginning on the date of grant of the Replacement Options so that the Replacement Options will be vested in full three years from the grant date of the Replacement Options.  Please refer to the materials referenced below for further details on how the Offer operates.

If you decide to participate in the Offer, you will need to complete and deliver an Election Form by 5:00 p.m., U.S. Pacific Time, on January 7, 2009 (unless Metabasis extends the expiration date of the Offer) to the Company’s stock administration department by email to kathiel@mbasis.com.  Please contact the Company’s stock administration department via email at kathiel@mbasis.com to obtain a copy of the Election Form or any of the following documents:

1.               Offer to Exchange Outstanding Options to Purchase Common Stock

2.               Stock Option Exchange Questions and Answers

3.               Notice of Withdrawal (instructions on how to complete the Notice of Withdrawal are included with the form)

To view a list of all your outstanding options, please contact the Company’s stock administration department via email at kathiel@mbasis.com.

If you decide to participate in the Offer, you must complete and submit the Election Form in accordance with the instructions included with the form by 5:00 p.m., U.S. Pacific Time, on January 7, 2009 unless the Company’s extends the expiration date of the Offer.

LATE SUBMISSIONS WILL NOT BE ACCEPTED, AND THEREFORE WE URGE YOU TO RESPOND EARLY TO AVOID ANY LAST MINUTE PROBLEMS.

The Company’s stock administration department will provide you with an email confirmation upon receipt of your Election Form within two business days after receipt by us.

Please feel free to contact the Company’s stock administration department at kathiel@mbasis.com for further assistance.